

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2013

Via E-Mail
Mr. William W. Douglas III
Chief Financial Officer
Coca-Cola Enterprises, Inc.
2500 Windy Ridge Parkway
Atlanta, GA 30339

> **Re:** **Coca-Cola Enterprises, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 8, 2013**
> **Form 8-K filed February 7, 2013**
> **File No. 1-34874**

Dear Mr. Douglas:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on February 7, 2013

1. We note in response to comment 3 of our comment letter dated May 2, 2012, you agreed to remove your GAAP to non-GAAP reconciliation in the form of a full income statement in future filings. However, we note that you continue to present non-GAAP measures for each income statement line item which effectively is a non-GAAP income statement in the Form 8-K filed on February 7, 2013. This presentation continues to put undue prominence on the Non-GAAP measures. Please confirm in future Exchange Act filings you will remove such presentation or tell us why you believe it is appropriate. For additional guidance, refer to Question 102.10 of the Compliance & Disclosure Interpretations Regarding Non-GAAP Financial Measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Melissa N. Rocha, Accounting Branch Chief at (202) 551- 3854 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining